Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rules 14a-12 and 14d-2 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Moderator: Laurie Little

June 2, 2014

8:00 a.m. ET

Operator:	Good morning, my name is (Jake) and I will be your conference operator today. At this time, I’d like to welcome everyone to the Valeant’s Investors Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer session. If you’d like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you’d like to withdraw your question, press the pound key.

Thank you. Ms. Laurie Little, you may begin your conference.

Laurie Little:	Thank you (Jake), good morning everyone and welcome to the Valeant/Pershing Square conference call to discuss Valeant’s improved offer for Allergan.

Presenting on the call today are J. Michael Pearson, Chairman and Chief Executive Officer of Valeant and Bill Ackman, Chief Executive Officer of Pershing Square.

During the Q&A session, Howard Schiller, Valeant’s Chief Financial Officer and Bill Doyle, Pershing Square’s Senior Advisor will also be available for questions.

In addition to a live webcast, a copy of today’s slide presentation can be found on our website under the Investor Relations section. Before we begin, our presentation today contains forward-looking information.

We have asked that you take a moment to read the forward-looking statements ledger at the beginning of our presentation as it contains important information. This communication does not constitute an offer to buyer solicitation of an offer to sell any securities and no tender exchange offers to the shares of Allergan has commenced at this time.

This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, LP may file one or more registration statements, proxy statements, tender or exchange offer documents or other documents of the FCC.

This communication is not a substitute for any proxy statement, registration statement, prospectus, tender or exchange offer documents or other documents Valeant, Pershing Square and/or Allergan may file with the FCC in connection with the proposed transaction.

Investors and security holders of Valeant and Allergan are urged to read the proxy statements, registration statements, prospectus, tender or exchange offer documents and other documents filed with the FCC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction.

Any definitive proxy statement or definitive tender exchange offer documents will be mailed to the stockholders of Allergan and/or Valeant as applicable. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the FCC by Valeant and/or Pershing Square through the websites maintained by the FCC at www.fcc.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014.

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allegan is available in additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Pershing Square.

The additional definitive proxy soliciting materials referred to in this paragraph can be obtained free of charge from the sources indicated above. In addition, this presentation contains non-GAAP financial measures. For more information about non-GAAP financial measures, please refer to slide one.

Non-GAAP reconciliation can be found in press releases issued earlier and posted on our website. With that, I will turn the call over to Mike Pearson.

J. Michael Pearson:	Thank you, Laurie. Good morning everyone and thank you for joining us. Last Friday, we issued a press release with an improved offer for Allergan. In this new offer, each Allergan share will be exchanged for $72 in cash and .83 shares of Valeant common stock based on the fully diluted number of Allergan shares outstanding.

Shareholders will continue to be able to elect cash and/or Valeant stock subject to proration. Pershing Square, Allergan’s largest shareholder with a 9.7 percent stake has agreed to elect only stock consideration in the transaction and exchange their Allergan shares for Valeant shares at a 1.22659 exchange ratio based on the May 29th closing stock prices of Allergan and Valeant and to receive no cash consideration.

With this improved offer coming so close to our previous offer earlier last week, we want to provide an opportunity for investors to ask any questions they may have regarding this development. I would now like to turn the call over to Bill so he can provide further details about Pershing’s role in this improved offer and a summary of last week.

Bill Ackman:	Thank you, Mike. So last Thursday, Sanford Bernstein had a conference with a lot of investors in town and we used it as an opportunity to meet with some of the largest shareholders of Allergan and we had two meetings.

We had a meeting with six of the ten largest shareholders of Allergan and we had a separate meeting with I would describe principally hedge funds and risk arbitragers. In the six of ten meeting, 19 percent of the company was represented plus Pershing Square so effectively 29 percent in the room.

In the risk arbitragers meeting, hedge fund meeting, we did not calculate a total but we were told by the investors in the room that they estimated about 25 percent of the stock was held by arbitragers or hedge funds not including Pershing Square.

Just in terms of that number, about 163 million shares have traded since the announcement of the deal representing about 55 percent of the share base. We think that 25 percent number for the hedge fund, arbitragers are a reasonable estimate.

So in terms of what these investors had to say and I’ll speak first for the six of ten largest holders, number one, that they believe the merger makes tremendous sense; that it is a highly strategic transaction and it creates enormous shareholder value and that view is really held universally in the room.

Second, that Valeant is, as you know, a terrific company. It’s a valuable currency and in fact, many of the people own the stock themselves or have other portfolios in the firms that they work for that own Valeant stock.

Third, they also expressed disappointment about how Allergan has managed the transaction and the proposal; in particular, how they have attacked Valeant - many people feel unjustifiably - and what we ask the people in the room, why not bring these issues directly to the attention of management and the answer is, “we have but management is not interested in what we have to say” or not willing to listen.

You know, substantively, you know we ask the question, “What does it take to get this deal done?” We had a number of people say, “Look, make it easy for us. Get us to $180 of value based on Valeant stock price today; don’t make us bet on any increase in the Valeant stock price. Yes, we believe that the company – you know, the Valeant stock price will increase once the transaction probability increases and when the transaction closes but we want $180 of value based on today’s price.”

And last, if you know question we got repeatedly, “What if Allergan continues to resist this deal, what are the paths to completion?” and we told them we would provide more detail shortly. So with these meetings, I contacted Mike Pearson Friday morning after having an internal discussion at Pershing Square and Mike had previously said that he would not engage or renegotiate against himself at the previous presentation.

But having met with a group representing as much as half of the Allergan share base, I came to Mike and said, “Look, we’re the largest shareholder of Allergan. We just spoke to the major shareholders; here’s what they want” and I made a proposal to him where we would take materially less value than other shareholders today in exchange for Valeant improving its proposal.

And basically what we’re doing here is with the board unwilling to engage we are effectively stepping in on behalf of or at least after speaking with the largest holders of the company, to catalyze and improve transaction. Mike was willing to do so. Our contribution here is significant. We are taking, you know, providing $600 million of incremental value to the other shareholders.

We’re taking 100 percent stock collection freeing up, $6.65 of additional cash per share and this was compelling enough to Mike and his team that they were prepared to take it to their board and held the board meeting at noon and shortly thereafter, they approved a revised transaction that we have – that Valeant submitted publically on Friday.

In terms of the path forward, we’ve decided to – effectively we had the referendum on Thursday and a lot of shareholders said to us – actually, one of the strong messages was, “Don’t waste time with the referendum. There’s a special meeting provision. We don’t want you to use it” and today we are launching the special meeting solicitation process.

You’ll hear from Valeant and Mike later here and they will tell you that they’re going to launch an exchange offer in the next few weeks. Let me walk you through the special meeting timeline. So we filed, if not filed already in the next hour or so, we will file with the SEC a preliminary proxy.

The SEC typically has a ten-day comment period in a contested situation. Comments from the other side can cause that to be delayed to as much as 20 days. That would take us at the latest to about June 22nd. It takes a couple days to print material. It takes a couple days to mail material so again we’re at the later end of June 26.

And then we begin the solicitation process to get gather the 25 percent shareholder vote we need to call a special meeting. Obviously, Pershing is 9.7 percent which means we need another 15.3 percent of the 85 percentage points of additional shares in order to get that 25 percent threshold.

We expect to get not just the threshold but a meaningful cushion. Contemporaneously we filed a special meeting proxy with the SEC so we can get that completed during that – while we’re soliciting the 25 percent and then the company has typically about a week once we delivered the shareholder vote to confirm that we are in compliance and we can call the meeting.

We think the earliest date that a meeting could be called would be August 7th. There are actually technicalities that the company can call one I think in ten days but to give shareholders a reasonable chance to consider the materials, my guess would be recommending one month after they confirm the solicitation.

That would take us to August 7th to as late as it called September 1st or September 2nd. The company can delay the special meeting up to 120 days. We mention this simply because we understand that management’s been telling people that the, you know, they can delay until as late as November and that would take us to November 4th to November 28th as kind of a later end of the process.

What happens at a special meeting? The answer is we can vote to remove the Allergan directors and we intend to propose removing a majority or more of the board and we will replace these directors with new candidates. There are some technicalities in the way that the special meeting provision is written that cause a number of investors to ask us the question as to whether we can appoint new directors.

Fortunately there’s a very specific Delaware law provision that if the company resists once we replace the majority or more the board, 10 percent or more of shareholders, that would be Pershing’s 9.7 percent plus .3 percent shareholder, can see a summary election under Delaware law; it’s Section 223(c) which we’ve included in the memo.

I want to turn to the next page. Let me just give you some – you know, a number of the shareholders in the room are thinking about this. From an Allergan shareholder perspective, if you’re an Allergan shareholder today, you receive no cash obviously, other than the ordinary course of dividend which will be continued by Valeant and earnings this year 2014 guidance of $5.69.

If the Valeant deal were to close today you would get $72 a share in cash and Valeant, the combined earnings of the new company would generate a little over $9 a share and earnings. So, earnings goes from $5.69 to $9.01 and you have $72 of cash in your pocket and you have a CVR for DARPin.

If you took the $72 in cash and you immediately reinvested in Valeant at today’s price, so you didn’t take the cash and you’ve elected the 100 percent stock option, you’d have nearly $15 a share in Valeant earnings versus $5.69 as an Allergan shareholders if the company were to remain independent.

So basically you’re getting 2.6 times more earnings per share plus the CVR in this transaction. So I think it’s a useful way to think about it in terms of earnings power. Your earnings power will go up by almost three-fold.

We’ve got some questions as to you know some people called to ask us why we were willing to give up value to do this deal and obviously we wanted to catalyze Valeant to step in and improve their proposal. That was a very important consideration getting it done more quickly.

We believe the increase in the bid based on our conversations with the largest shareholders of the company will meaningfully accelerate the completion of the transaction. But we were giving up based on project’s closing price about $20 of value. We show that calculation on this page.

Now, because we’re taking stock consideration, interestingly long term if the stock increases above $180 a share we do better than if we had cashed out – taken the other alternative. What I mean by that is we go take a look at this chart that we put together if the $180 stock price and the .83 election plus the cash, add $180 per Valeant share and by the way, the $180 number take a look – the pro forma midpoint of the guidance is about $10.85.

If you take the weighted average PE between Allergan and Valeant at 16.8 times, you get to a value of $182 per share so I think it’s a reasonable way to think about where the stock might trade on consummation of the transaction. So at $180 we break even for Pershing Square having taken a meaningful lower today value but betting on the future of the company.

So we think there is no better way for us to number one, our willingness to take less consideration today based on Valeant stock price but for us to recover our investment and actually be in a better position of Valeant stock price trades above $180 a share, it’s called the ultimate “put your money where your mouth is” type investment.

We can’t prove to the market that the stock will trade at $180 or some higher price in the future but our willingness to accept you know meaningfully less - $600 million less today in exchange for the potential to make more of the stocks above $180 is a pretty strong endorsement.

So lastly, our point of view is at this point we think Allergan’s board and management are delaying the inevitable. We encourage them to negotiate with Valeant immediately. If they negotiate immediately a merger agreement could be signed in a week. This transaction could get done in a matter of months.

Obviously time is money but I think you know (I want to say) even more importantly, if I were an Allergan employee, obviously there’s an enormous amount of uncertainty that’s created as a result of this transaction and it creates uncertainty for customers and of course shareholders, we can minimize uncertainty and get to the same place if the board were to come to the table now.

With that, I turn it over – back to Mike.

J. Michael Pearson:	Thank you, Bill. As I mentioned earlier, this improved offer allows each Allergan share to be exchanged for $72 in cash and .83 shares of common Valeant stock based on the fully diluted number of Allergan shares outstanding.

Shareholders continue to be able to elect cash and/or Valeant stock subject to proration. In addition, we remain willing to add a contingent value right for DARPin up to $25 per share and value if the Allergan board of directors are willing to sit down with us and negotiate.

We remain open to all details of the final CVR structure including the other alternatives such as the sale or out license of the product. As Bill has gone over in his presentation, Pershing Square has agreed to elect only stock consideration in the transaction.

This agreement allows Valeant to offer more cash to other Allergan shareholders and demonstrates the high level of confidence that Pershing has in this deal and their belief that the Valeant stock will be appropriately priced once the market believes that this compelling combination will be consummated.

(Understanding) the assumption that the transaction had occurred on January 1st and full annual synergies were realized in cash EPS accretion relative to the standalone Valeant would be approximately 25 percent or cash EPS of $10.85.

Valeant’s new debt will stand at approximately $34 billion or an expected leverage of approximately 3.7 times. Finally, our pro forma share count would stand at approximately 608 million shares. Allergan standalone value is in the range of $120.13 to $122.05 based on a 21 times 2014 P multiple under recently revised cash EPS guidance.

This is a premium of 3 to 4.6 percent to the unaffected stock price.

Bill Ackman:	Hey, Mike you might want to mention that under the revised terms, the current Allergan shareholders own 44 percent of the combined company.

J. Michael Pearson:	Thank you, Bill.

Bill Ackman:	You’re welcome.

J. Michael Pearson:	Under Valeant’s new proposal, the future value as of last Friday’s close is $180.90 in cash EPS accretion relative to standalone Valeant is approximately 25 percent. The combined company would have a pro forma cash EPS of $10.69 to $11.

And based on the May 30 closing price, the premium to the unaffected stock price is over 55 percent plus the value of the contingent value right. If you assume that a combined company would trade at a blended multiple to the standalone companies and assuming that 25 percent accretion, the total value per Allergan share would be $221 to $225 excluding the CVR or a premium to the unaffected price of 90 to 93 percent excluding the value of the CVR.

We are very committed to getting this deal done as we believe this combination will provide an unrivaled platform for growth and value accretion. But while we pursue this transaction, we will continue to execute on our strategy of delivering strong organic growth coupled with growth through business development thereby maximizing shareholder value.

In the coming weeks we will be talking to both Allergan and Valeant shareholders and listening to their opinions. We remain willing and ready to talk to the Allergan management team and/or board of directors at any time. We are also taking steps to launch a tender offer and fulfill the additional conditions necessary to close this transaction.

This includes preparing a registration statement and exchange offer documents for anticipated filings with the SEC within the next two to three weeks. We intend to commence an exchange offer upon filing with the SEC and we also plan to file a proxy statement for a special meeting of Valeant shareholders to approve the issuance of our shares.

Finally, we plan to make the required antitrust filings for clearance. While we believe that speed in concluding a transaction is in the best interest of both company shareholders, we will remain patient. But to be very clear, we are very committed to consuming this – consummating this merger.

With that, we’ll now open up the call for questions. Operator, Operator, could we have the first question?

Laurie Little:	(Jake)?

Operator:	Yes, sorry about that. At this time, I’d like to remind everyone in order to ask a question, it’s star one on your telephone keypad. And your first question comes from Andrew Finkelstein for Susquehanna Financial Group. Your line is open.

Andrew Finkelstein:	Question, can you address at all were there any conditions on your offer to Allergan here; do they have a timeline in which they need to decide whether they’re going to engage and do you put any time limit on what good faith negotiations are you know as well, would they be able to consider other alternatives in parallel.

And then if you think about the financing for the revised offer and what the final price might be can you just address you know the sources of the funding you’re thinking about and what the cost is going to be. Thanks very much.

J. Michael Pearson:	I’ll take the first question and Howard can talk about the financing. As I mentioned in my final comments, we will be patient. We will get this deal done. We obviously would prefer to get this done quickly as Bill Ackman outlined.

I think it’s in everyone’s best interest of all shareholders, their employees for the ongoing business but we have not put a specific time limit on it. Bill?

Bill Ackman:	Yes, I think one point I would make and I give this a little (respect) to an Allergan shareholder, if you think about negotiating leverage here I would say right now Allergan is in the best position to negotiate with Valeant.

Once we sent out the special meeting solicitation and we started to round up shareholders and we have 25 percent of the shareholders in a position to call a special meeting, as we get closer to the execution of the transaction without the board, the board has less leverage to negotiate.

So my advice if I were advising the board is I would sit down promptly before Valeant gets the edge.

J. Michael Pearson:	Yes, and we’ve increased our financing commitment from the same group of banks to $20 so the financing is committed at this time.

Bill Ackman:	Oh, the other question was their ability to continue to look at alternatives while they’re negotiating with us.

J. Michael Pearson:	Sure, we’ve always been open to that and while we negotiate, they should be looking for other alternatives if they’re doing their duties to their shareholders. Next question, Operator?

Operator:	Certainly, your next question comes from (Anabel Samine) from (Stifel). Your line is open.

(Anabel Samine):	Hi, thanks for taking my questions. So, you’ve often purchased assets with companies that had cultures that were similar fits and in a hostile situation like this, with cultures that are (polar) opposite, how exactly do you expect this integration to go smoothly at this point?

Male:	Well, I don’t think there’s hostility between the companies at all layers of employees. I think the board and maybe the very senior management has a different view of the operating model but you know further – lower down in the organization many of our people know many of the people at Allergan and are friends.

And so we hired a number of people from Allergan in the past for our sales forces and they’ve hired some of our people as well. So, I think that once we get through this the vast majority of Allergan employees will be happy to continue working for Valeant.

(Anabel Samine):	OK.

J. Michael Pearson:	Operator?

Operator?

Operator:	Certainly, your next question comes from David Amsellem from Piper Jaffray. Your line is open.

David Amselem:	Thanks, so just as a hypothetical. Let’s suppose that Allergan is doing their duties and they do something aggressive on the business development front and/or engage in their own restructuring – in other words, things that you know potentially can create shareholder value.

In that sort of hypothetical, I mean do you envision yourself getting even more aggressive with your bid? I mean is there a limit at which you just say, “You know what, we’re walking away. This is just not a sufficient – this is not going to be a sufficient ROI.” How do we think about that? Thanks.

J. Michael Pearson:	Sure, well after our presentation last Wednesday, Howard and I also met with many investors; many Allergan investors at the Bernstein conference and we heard very similar comments to what Bill heard when he met with them separately.

And Allergan shareholders want this transaction to occur. They made it very clear. What they want was a better price than we’ve given them (I would say) but that in our minds was really the hurdle that we had to get through and I think we put a price on the table; the stock traded through $180 in terms of the exchange ratio plus the $72 in cash.

So I would hope that the company would listen to their shareholders who own them and move forward with this transaction.

David Amselem:	OK

Bill Ackman:	Mike, I guess what I would say is when you say “aggressive on the business development front” I get a little bit nervous as an Allergan shareholder. You know a company in a position would be fighting hard enough to be acquired and sometimes occasionally see companies do things that are destructive to shareholder value.

You know, we believe because of the overlap in the product lines of two companies; because of the costs operating model of Valeant and the capital allocation of Valeant, we believe this combination creates enormous obviously short-term value but more importantly, enormously long-term value and we do not think there is another transaction that creates the same synergies.

So, I’d be very concerned about a you know what else they might do and I do think that you know obviously with this kind of a bid on the table, the board has to be very, very careful about pursuing an “aggressive” transaction, a defensive matter and any transaction of materiality that would for example create a different tax structure for Allergan would require a shareholder vote and would require shareholder support.

So you know obviously at issue we’re looking for alternative bids but again at the levels of the current stock price, I do not believe that there is a company that can be competitive in terms of you know offering – do the transactions that’s good for their own shareholders.

That doesn’t mean that someone doesn’t come in and pay a crazy price for the company; things like that can happen although I do think in light of the kind of status of big pharma today, I think it more likely to see divestitures then overpricing acquisitions.

David Amselem:	Thank you.

Operator:	And your next question comes from Tim Chang from CRP Capital. Your line is open.

Tim Chang:	Hi, thanks. Mike, I think you guys have given some new adjusted pro forma guidance $10.69 to $11 a share pro forma. What level of cost energy are you guys estimating to get to those types of numbers?

J. Michael Pearson:	We’re sticking with the same cost energy figure of $2.7 billion in terms of the calculation.

Tim Chang:	And maybe just one follow-up. In talking to shareholders I mean how do they sort of view this contingent value right that you are willing to provide to Allergan shareholders?

J. Michael Pearson:	Honestly most of them didn’t put a lot of value on it. I think those that were bullish on DARPin used probabilities of success of like 10 percent but I think the ones that thought there was some probability probably appreciated the fact that they get to participate in it.

But it’s – no one really talked about (obtaining) a great degree. I don’t know if Bill in your conversations that was raised or not.

Bill Ackman:	Yes, it was really not discussed in great length. We have – one of the reasons why we suggested the idea of a CVR – some people said, “Look it’s a low probability but potentially high value lottery ticket and why shouldn’t we just wait and see what the results of the phase two outcomes is.”

And I think the purpose of this is to give the lottery – there is a lottery ticket value here. We’re going to hand it to the existing shareholders of Allergan and take the need for delay off the table. I think that’s the principle driver although among kind of the largest shareholders we talked to, you know, they were not assigning value to it of any consequence.

Tim Chang:	OK, great, thank you.

Operator:	Your next question comes from (Sachen Sahi) from Albert Fried. Your line is open.

(Sachen Sahi):	Hi, good morning, it’s (Sachen Shaw). I just wanted to find out what happens if Allergan again just says that they have issues with you know the stock component as well as uncertainty about your business model. Obviously you outlined that in your presentation in detail.

You had many of your executives there just last week but if they continue to kind of have focus on that aspect very much like a scorched earth policy as far as saying that you know they have issues with the business model of Valeant, what – how do you address that aside from continuously seeing these things that you have and presenting the information quantitatively as you have to rebut that so they can’t continue to make that case?

J. Michael Pearson:	Sure, well I think what’s happened today is Pershing has filed for a special meeting so that will allow the shareholders to speak and they will either speak in favor of this deal by voting off a number of their directors or they’ll vote for their directors and – in which case they’re not favoring this deal.

So I think by watching the special meeting, we’ve put this back in the shareholders’ hands which is where it should have been from the beginning.

Bill Ackman:	And just to add to what Mike is saying, by launching a special meeting – I go back to my comment about negotiating leverage. The reason from a fiduciary standpoint, I mean I think that the board could legitimately have made the argument that from a tactical point of view up till now they didn’t want to meet with Valeant.

Now that Valeant has put in an enormous offer on the table that you know $72 a share in cash plus .83 shares of Valeant stock plus the CVR for DARPin, we really addressed all of the issues that had been raised by shareholders and given you know one of the largest premiums I’ve seen in a transaction and again the premium at 180 (Silverflex), an enormous – you know, the market has not yet assigned a high probability to transaction closure.

I think when that probability goes up you’re going to see Valeant stock pricing decrease. Now that we launched a special meeting, I would expect the stock price to increase and so the current board has an opportunity to negotiate a deal on behalf of Allergan shareholders or a new board appointed by - you know, the shareholders will negotiate transaction.

But at that point it’s a foregone conclusion that the company will be merged with Valeant and there is less negotiating leverage at that point in time and there’s of course you know the simplest mechanism here is you’ve got a special meeting.

It’s going to be done some time in November. That’s board’s going to be elected and that board could simply lift the till and allow the exchange offer to close and that would really be the fastest way this transaction could get done.

So I just think it’s either negotiate now or close this transaction you know hopefully by year end.

(Sachen Sahi):	OK just a follow up. So the $72 increase per share it’s about 40 percent or so. I know you’ve said that you are not willing to make it 100 percent. What is – so just balancing the offer that was made Friday afternoon, would you consider some aspect reducing that stock component a little bit and then increasing the cash from the 72 if that’s what it takes for negotiation purposes to get them on board?

J. Michael Pearson:	So our offer’s our offer as we stated Friday. We’ve also stated we’re willing to sit down and we really like to sit down with either management or the board and reach a final negotiation on this offer.

Bill Ackman:	And I guess the point I would make, this offer effectively becomes 100 percent cash offer for shareholders once the transaction certainly goes to near certainty. The stock price is going to trade to the value you know of the offer and it’s actually going to trade I expect meaningfully above $180 in value.

And you know that’s where – the value of that the risk arbitrage community brings to the marketplace is that they will buy a stock to earn a relatively lower term and so as we get to you know the weeks before transaction closure, they will be enormous volume. You’ve got a very liquid stock and anyone who wants a cash outcome can simply sell their stock into the deal.

Beyond that, the transaction is designed as an election transaction where there’s a pool of $72 in cash; there’s a pool of .83 shares for each share of Allergan stock. Investors can offer which the cash or the stock portion transaction. I believe investors will overwhelmingly elect some stock portion because the stock portion will become more valuable than the cash portion of the deal.

And so, just even in the context of the merger itself, people will have an ability to elect all cash because I think there will be a disproportion election for stock and the stock will be prorated as opposed to the cash.

So you know the – when you’re dealing with you know mega cap companies, right, you’ve got a $45, $50 billion company, you know, trades hundreds of millions of dollars of stock every day, the investors can convert their investment into stock. They can convert it into cash.

This is effectively because of the liquidity of the markets and the dynamics of a transaction; an all-cash transaction for anyone who wants it.

(Sachen Sahi):	OK, so just one last point; so, the spread close $13 and change; $13.44 or so on Friday. I know that the offer was made late on Friday. The market may not have had a chance to absorb some of the information including the revised offer.

So (the fact) you’re basically saying that when the special meeting not only is being held but goes through in favor of shareholders relative to what the board is saying, that $13 or that spread is going to collapse which is going to potentially get even more individuals and arbitragers to come in to force the transaction to near completion?

Bill Ackman:	You hard how the deal came together I mean Valeant had a board meeting at noon. You know they worked quickly to get the press release out. I don’t know if that was 1 or 1.30. It was Friday in the summer and I was getting calls from (arbs) saying, “I don’t understand why the spread’s so wide.”

I said, “Well, that’s your business” and a lot of spreads were being put on a Friday. Those are the people I think would be richly rewarded in the arbitrage community but I think you know some people had some question about the word “contingent” which appears in the press release which confused some people which is not – I mean, Mike can really speak to that.

I mean I think the contingency was Valeant’s prepared to negotiate if the board acts in good faith but you know there’s no contingency in terms of getting this deal done other than the normal FCC and other – you know, I don’t know what the proper terminology is for that.

But this is a transaction that Valeant is committed to getting done; that Pershing’s committed to support and I think with the launch of the special meeting and we tried to talk about the timeframe with a high degree of specificity so people could know when they get their money.

And the combination ultimately I just think the spread is going to narrow and as we get closer to the closing of a transaction, I think if Valeant stock price goes up the spread narrows and people can convert this into 180 or more if they want cash.

(Sachen Sahi):	OK, thank you guys.

Operator:	And your next question comes from (Leav Abraham) from Citi. Your line is open.

(Leav Abraham):	Good morning. Just one quick question for you, Bill. Your initiative here provides a huge endorsement for the deal and you also note to the support from Allergan’s major shareholders last week, I was wondering if there were any concerns regarding the combination of the two companies that were raised by shareholders from your discussions last week. Thanks very much.

Bill Ackman:	To answer they weren’t mentioned at any of the meetings that we were at. You know, when I said six of the top ten, you know the people that don’t go to the Bernstein conference are principally the index funds so I think we really had the relevant voices of shareholders in the room.

You know, people who make you know portfolio managers who make decisions and you know they like the combination. There were one or two people in the room or certainly one who mentioned you know that they could own Valeant going forward and you know they intended to convert their investment into cash.

I think there are going to be some people like that but it was more just the nature of their funds and how it’s designed. I really didn’t delve too deeply but it did not raise concerns about the business combination.

(Leav Abraham):	Great, thanks very much.

Operator:	Your next question comes from (Alex Orefi) from BMO Capital Markets. Your line is open.

(Alex Orefi):	Good morning, this is (David Refron) for (Alex Orefi). You often discussed evaluating transactions in terms of paybacks and IRRs but what is the lowest accretion threshold that you’re willing to accept for a deal like this? Thank you.

Male:	Thanks for your question. Again, we don’t – we tell investors what accretion is but that’s not part of how we think about a deal. We do think about it in terms of IRRs and sort of return on capital as well as cash payback.

So there’s not sort of a lower limit in terms of accretions; not part of our decision-making criteria. I think we mentioned this morning that we do think accretion of this deal with the revised offer will be approximately 25 percent but again that’s not how we, our board evaluates whether our deal is the right move for our shareholders.

(Alex Orefi):	Great, thank you.

Operator:	Your next question comes from Stuart Goldberg from Litespeed Partners. Your line is open.

Stuart Goldberg:	Good morning, Howard one question for you and Mike one question for you. Is the $34 billion in total net debt inclusive of the Nestle deal and then Mike,

when we met on Wednesday, you know your comment was you had talked – and even during your presentation you had talked about how you had talked to Allergan shareholders and they wanted stock and this is what they want to do?

Why wasn’t this the initial bid? What made you – what changed in the conversations with Allergan shareholders that you said instead of one – instead of 58 we’re going to do $72 in cash to get it to $180? Why wasn’t that the initial bid?

Howard B. Schiller:	Well, that debt number is net of the cash proceeds from the sale to Nestle.

Stuart Goldberg:	Thank you.

J. Michael Pearson:	Yes, in terms of the revised bid, we changed it for two reasons. One is Bill coming forward with an agreement to help subsidize the increased cash component to shareholders but the second is after Wednesday, we heard very, very clearly people were a lot more specific and you were in one of the meetings that sort – the $180 was sort of clearing price.

We heard it and then Bill heard it in the means that he had so it became pretty clear that that’s what it would take to get the deal done. We obviously had left some money in our pocket in case of having to sit down with the board again but the – so we were convinced by both Bill from Pershing but also in talking to the shareholders that getting across the $180 threshold is what the Allergan shareholders we relooking for.

Stuart Goldberg:	OK, great, thank you.

Operator:	Your next question comes from (Isabel Buchlacki) from Putnam. Your line is open.

(Isabel Buchlacki):	Hi, thanks for taking my question. I just wanted to ask how comfortable are you with the 3.8 times (theory) because my understanding is this is already the cost savings coming through, is that correct and if that is correct, how much higher will you be happy to go or are you pretty maxed out here in particular environment by interest rates could go up?

Male:	Well, we’re very comfortable at 3.8 set; we’d be (do) leveraging significantly where we are today. It’s higher then where we were in the initial proposal but and our pre-cash flow as we talked about were very, very strong; our ability to de-lever and so we’re very, very comfortable at 3.8 times leverage level.

Male:	(3.7) net; 3.8 gross and 3.7 net.

Male:	It’s 2.7. 2.7 (max).

Male:	OK. Operator, next question.

Operator:	Certainly, your next question comes from (Katherine Sterg) from Scotia Bank. Your line is open.

(Katherine Sterg):	Good morning, I just wanted to talk a little bit about the contingency then of how your bid if you have to mail the exchange offer completely (hostile) would be different then the proposal today and specifically I ‘m wondering would you be able to proceed with the CVR?

Is that really what’s in front of the board of Allergan to negotiate?

J. Michael Pearson:	Yes, so in terms of if this goes to the tender, the (inaudible) would be the exact; it will be the $72 per share and the 0.83. The contingent about value right we need to understand a little bit more about product, the timing and we can design the details and we’re very open to how it’s designed (by same time) with Allergan management.

So we probably would not construct the CVR but we’d have to talk more about whether we’d come up with some construction just on our own. If we could, we would also put that in a tender offer but it won’t – it’s more difficult to do that you know without discussion with the company.

Bill Ackman:	The other thing I would say if I can just jump in; it’s Bill, is the point I made before, the company can be a lot more controlled with (destiny) if it’s just with Valeant today and negotiates the transaction because you know beyond 0.83 and $72 and CVR, there are other issues, employee matters, et cetera that I’m sure any sensible board of directors would want to discuss with a potential acquirer to minimize disruption, so on and so forth.

Those things sort of disappear you know in a tender offer.

(Katherine Sterg):	Absolutely, thank you for that clarification.

Male:	Operator?

Operator:	Your next question comes from (David Greenpa) from Morningstar. Your line is open

(David Greenpa):	Hi guys, thanks for taking a question. Mike, on Wednesday you had mentioned that Allegan was dragging its feet and putting up some roadblocks to the referendum. How much did that factor into your decision to (pull) the referendum?

It seems like if we had the results from that it would send a pretty powerful message. Instead we just keep hearing from Allergan that none of their shareholders want the deal. We hear from you guys that Allergan shareholders want the deal and it seems like we’re not going to see any definitive votes for another month or two.

J. Michael Pearson:	Sure, let me let Bill answer that since Pershing actually started the referendum process.

Bill Ackman:	So one of the things that we learned as we got deeper into the referendum is that the way the poison pill is written is it doesn’t specifically exempt because the referendum is outside the context of the special meeting provision; not entirely clear whether the poison pill applies to the referendum or not.

So one of the concerns we had which I just think that institute we could not represent to the institutions the pill wouldn’t be triggered if they voted in the referendum. And as a result, I think this space in the referendum would be very small.

The second thing is one thing we actually heard kind of loud and clear from shareholders on Thursday is that they didn’t like the referendum. They said,

“Look, it’s going to delay the special meeting even if it delays it only a few weeks,” Allergan is basically saying they’re going to (law) anyway so they’re not really achieving anything.

We’re telling you today what we want; launch a special meeting on Monday and that’s effectively and called out the referendum on the transaction but it has real (tease) as opposed to the referendum which does not.

So there’s a combination of what shareholders had to say plus a technical consideration that we had not considered because of the unusual way the poison pill is written to make it very difficult to communicate. Operator, next question.

(David Greenpa):	OK, thanks.

Operator:	Certainly, your last question comes from (Mitch Nordan) from (Shucter Capital), your line is open.

(Mitch Nordan):	Yes, hi, good morning. Just a couple of questions. One is if you can confirm the cost savings for this year and for next year. The second being the release that’s subject to prompt good faith negotiation and I’m wondering if you guys are boxing ourselves in on this given Allergan is – you know it’s quite possible they also reject this bid.

So I guess on the one hand you’re committing to a special meeting process which is you know a very committed approach but on the other hand, you’re saying the offer is subject to prompt good faith negotiation.

I’m wondering if you could clarify that statement so as to you know just give us more clarity.

J. Michael Pearson:	Well sure. In terms of the last question first, there’s no point sitting down and with the Allergan board and/or management, if these negotiations aren’t in good faith, we’ll just stick with the special meeting process.

But we are – the special meeting was launched this morning. There’s no contingency around that. It’s going forward in terms of the actual offer. We’ll be putting out a tender with the $72 in cash and the .83 exchange ratio so there’s nothing contingent at all about that.

But – and we’re just hoping that it is in the best interest of I think Allergan shareholders for Allergan (coming) at this point and sit down and talk. As Bill said, there’s more negotiating leverage they would have today than they would have by the time we get to the special meeting and therefore, we would hope that’s what would occur.

Bill Ackman:	Actually, one thing I think would be helpful was that press release was put together so that was part of it, in about 12 minutes and I think if we had written it – we would have written it differently if we had more time so I think it might be useful Mike and Howard if you could just clarify or just go through what contingencies if any in the transaction.

So there’s FTC approval but financing, you have committed financing. What else? Other than the Allergan shareholders accepting your stock and tender, other than the tender – other than the shareholders support –

Male:	Regulatory filings and (inaudible) and shareholders go to both –

Male:	Well, actually exchange offer you don’t – what else do you need?

Male:	An exchange offer what do you need?

Male:	We need our shareholders to approve the shares (inaudible) and we need the board to remove the pill which I assume would take place after – if we got to that after we changed the port.

Bill Ackman:	OK so the offer wasn’t contingent on the board negotiating with you. Your willingness to negotiate was contingent on the board negotiating in good faith. Is that correct? Is that what you were trying to say on Friday?

J. Michael Pearson:	I think that’s probably a good interpretation.

Male:	Does that make sense?

(Mitch Nordan):	Yes, thank you for clarifying that and can you also just confirm the – what shareholders would be electing for; what the actual stock ratio or cash amount shareholders would have the option of electing for and what you know the aggregate notion of percentage cash stock would be for the non-Pershing shares?

Male:	Well, it’s almost exactly 40 percent cash; 60 percent stock and as Mike said, they’ll be elections so those who want can choose their mix. It’s obviously subject to proration.

Male:	But I guess as Valeant stock price goes up you know in fact, the cash portion becomes less but of course the offer becomes more valuable.

Male:	Correct and that’s why we believe people will elect more to stock as opposed to cash.

Male:	Yes, I think the first question was asked around cost reduction and we have announced 2.7. We believe we can get the 2.7 billion and we would get it by the end of 18 months. I think we said about 80 percent we would achieve after six months.

(Mitch Nordan):	Great, thank you very much.

J. Michael Pearson:	OK, any more questions? All right, well thank you very much and again, any shareholders that want to talk to Valeant we’re happy to talk. Bill, any closing remarks.

Bill Ackman:	Look I would say that I’ve been working now with Valeant and the Pershing team has for really since the beginning of the year. It’s been a very positive experience. You get a good sense of people and particularly in a situation like this where things are fluent and you have to rely on trust, and the more time I spend with Valeant the more excited I got about Valeant and about the potential for the combination.

We think it’s a very, very good transaction for shareholders and what I can tell you is that it was – you know in both of the meetings overwhelmingly heard from – in the meeting that we attended you know on Thursday and we’ve done something I think fairly extraordinary here. I do not know of another example where a shareholder agreed to accept materially less than other shareholders to catalyze the transaction getting done.

And the only way we make back what we gave us is the scenario in which the stock price increases from $131 to $180 a share by the time the transaction closes so either we’re you know, we’re dumb or you know we really believe in what we’re saying and hopefully shareholders in the company will say, you know we had no relationship with Valeant prior to this transaction.

As we came to learn about the business and about the potential for the combination, you know we basically sent a $5 billion. And basically, what we’re doing by agreeing to elect 100 percent Valeant stock in this transaction for exchanging our Allergan stock for a stock (inaudible). It’s a $5 billion purchase of Valeant stock at today’s stock price betting is going to appreciate to $180 and $180 is our breakeven as the transaction gets done.

So I think that is the most powerful message we can possibly send so encourage you – oh one last point. One of the comments that was made in the room by a number of people is that the Allergan management team was not willing to listen to what they had to say about the Valeant transaction.

And one thing we suggested and again many of these institutions are not willing to be “activist” but I don’t – one think I think will be very useful here is not activist which is you know sending a private letter to the board of directors of Valeant about your views and – I’m sorry, to Allergan about your views.

You can do that through the assistant general counsel, (Mike Maletta); his contact information in the proxy or you can send it just write the letter to the company directly but I think that would be useful. Part of the problem here we think is one of communication and the more direct communication there is between the board and Allergan shareholders, I think the easier this process will be. Those are my thoughts.

J. Michael Pearson:	All right, thank you everyone for joining us this morning.

Operator:	This concludes today’s conference call. You may now disconnect.

END

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of Allergan has commenced at this time. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.